Exhibit 99.3

Notice of Special Meeting

	Emera Place	Record Date
Thursday, July 11, 2019	5151 Terminal Road	Close of Business
2:00 p.m. Atlantic Time	Halifax, Nova Scotia	May 31, 2019
Canada

Items of Business

1.	Approving amendments to the Company’s Articles of Association to remove the 25 per cent ownership and voting restrictions relating to non-Canadian resident shareholders; and

2.	Transacting such other business as may properly come before the meeting.

As a Shareholder, it is important that you vote. Common Shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, Shareholders may choose to vote by telephone or on the internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 2:00 p.m. Atlantic Time on Tuesday, July 9, 2019, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays, or statutory holidays in Nova Scotia) prior to the reconvened meeting.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

“Stephen D. Aftanas”

Stephen D. Aftanas

Corporate Secretary